SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 September 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 19 August 2016
99.2	Publication of Final Terms dated 22 August 2016
99.3	Total Voting Rights dated 01 September 2016

Exhibit No: 99.1

InterContinental Hotels Group PLC
Transaction Notification
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Smits
2	Reason for the notification
a)	Position/status	Chief Executive Officer, AMEA
b)	Initial notification /Amendment	Initital
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £33.00	15,397
d)	Aggregated information - Aggregated volume - Price - Aggregated total	15,397 GBP £33.00 GBP £508,101.00
e)	Date of the transaction	2016-08-18
f)	Place of the transaction	XLON

Exhibit No: 99.2

 22 August 2016

InterContinental Hotels Group PLC
Publication of Final Terms

InterContinental Hotels Group PLC (the "Company") has today published Final Terms dated 22 August 2016 in respect of an issue of £350,000,000 2.125 per cent Notes due 24 August 2026 under the £2,000,000,000 Euro Medium Term Note Programme established by the Company.

To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/8248H_-2016-8-22.pdf

A copy of the Final Terms will be submitted to the National Storage Mechanism and will be available in due course for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:
Investor Relations (Catherine Dolton; Adam Smith):	+44 (0)1895 512 829	+44 (0)7800 666 826
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512 008	+44 (0)7736 746 167

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants ,HUALUXE® Hotels and Resorts ,Crowne Plaza® Hotels & Resorts, Hotel Indigo® ,EVEN® Hotels, Holiday Inn® Hotels & Resorts ,Holiday Inn Express® , Staybridge Suites ® and Candlewood Suites ®.

IHG franchises, leases, manages or owns more than 5,000 hotels and nearly 750,000 guest rooms in almost 100 countries, with more than 1,400 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with more than 96 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Exhibit No: 99.3

InterContinental Hotels Group PLC
(the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 August 2016, its issued share capital consists of 206,379,760 ordinary shares of 18 318/329 pence each with each share carrying the right to one vote. 8,862,380 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 197,517,380.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	Fiona Cuttell
Title:	Assistant Company Secretary

Date:	02 September 2016